Austin Gold Corp.

1021 West Hastings Street, 9th Floor

Vancouver, BC Canada V6C 0C3

April 28, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Liz Packebusch

Re:	Austin Gold Corp. Registration Statement on Form S-1 File No. 333-260404

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Austin Gold Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:30 p.m., Eastern Time, on May 2, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Dorsey & Whitney LLP, request by telephone that such Registration Statement be declared effective.

Please contact Jason K. Brenkert, of Dorsey & Whitney LLP, special counsel to the Company, at (303) 352-1133, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Dennis Higgs
Dennis Higgs
President of Austin Gold Corp.